Exhibit 99.1

 NEWS RELEASE

REPLICEL LIFE SCIENCES APPLIES TO AMEND WARRANT EXERCISE PRICE AND EXTEND WARRANT EXPIRY DATES

VANCOUVER, BC – April 8, 2016 – RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that it has applied to the TSX Venture Exchange (the "TSXV") to extend the term of 2,043,555 share purchase warrants (the "Warrants").  The original term of 1,643,555 of the Warrants was two years and expired on April 10, 2015 and the original term of 400,000 of the Warrants was two years and expired on May 21, 2015.  The Company previously received an extension from the TSXV for an additional year for the Warrants so that 1,643,555 Warrants will expire on April 10, 2016 and 400,000 Warrants will expire on May 21, 2016.  The Company proposes to extend the expiry date for a further one year period to April 10, 2017 for 1,643,555 of the Warrants and to May 21, 2017 for 400,000 of the Warrants. In all other respects the terms of the Warrants will remain unchanged and in full force and effect

The Company also announced that it has applied to the TSXV for approval to amend the exercise price of 737,000 warrants (the "2014 Warrants") issued pursuant to the private placement announced on May 20, 2014 from $1.00 to $0.50 for the first year and from $1.25 to $0.50 for the second year, and to extend the expiry date from May 20, 2016 to May 20, 2018.  In accordance with the policies of the TSXV, the exercise period for the 2014 Warrants will also be amended by reducing the exercise period to 30 days if, for any ten consecutive trading days during the unexpired term of the 2014 Warrants, the closing price of the Company's listed shares exceeds $0.625.  In all other respects the terms of the 2014 Warrants will remain unchanged and in full force and effect.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The Company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.

Please visit www.replicel.com for additional information.

For more information, please contact:

CORPORATE/INVESTOR RELATIONS:
R. Lee Buckler, President & CEO
Telephone: 604-248-8693
Email: lee@replicel.com

MEDIA:
Jacqui Specogna
Telephone: 604-248-8730 / Email: js@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.